

02003297

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50313

FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Taylor Capital Management Inc.

OFFICIAL USE ONLY
43559
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 Carpenters Brook Road
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis M. Taylor (203) 531-9729
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson, Mayoka & Company Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

88 Huntington Road,	Cold Spring Harbor	NY	11724
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis M. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Capital Management, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

February 12, 2002



OFFICIAL SEAL
Notary Public, Connecticut
County of Fairfield
JACQUELINE VINCENT
My Commission Expires May 31, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Nelson, Mayoka & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Manhattan Office
330 Madison Avenue
New York, New York
10017, 3rd floor
Tel. (212) 697-7979
Fax (212) 697-8997
E-mail: nelsonmayoka@yahoo.com

Long Island Office
88 Huntington Road
Cold Spring Harbor, New York
11724-1000
Tel. (631) 427-5148
Fax (631) 427-5149
E-mail: nelsonmayoka@yahoo.com

Independent Auditor's Report

To The Shareholder
Taylor Capital Management Inc

We have audited the accompanying statement of financial condition of Taylor Capital Management Inc., as of December 31, 2001 and the related statements of income, changes in stockholders equity, cash flows, and changes in liabilities subordinated to claims and general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Capital Management Inc. as of December 31, 2001, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson, Mayoka and Company, PC
New York, New York
February 8, 2002

Exhibit A

Taylor Capital Management Inc.
Statement of Financial Condition
December 31, 2001

Assets	
CURRENT ASSETS	
Cash and cash equivalents (Note 1)	$ 21,702
Subscription Receivable	500
Commissions Receivable	2,925
Loan Receivable	294,948
Deposit	2,478
	322,553
Fixed Assets	
Equipment, Furniture & Fixtures	3,427
Accumulated Depreciation	(1,485)
TOTAL ASSETS	**$ 324,495**
Liabilities	
Accounts payable	$ 4,300
Stockholders' Equity	
Stockholders' equity (Notes 4 and 5)	
Common Stock	500
Paid in Capital	268,506
Retained Earnings	51,189
Total stockholders' equity	320,195
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 324,495**

The accompanying notes are an integral part of these financial statements